                                                                 EXHIBIT 9(A)(7)

  IMMEDIATELY -- MAY 6, 1998

  Thomas M. Kitchen:(504) 436-5237
  Eugene K. Simon, Jr.:(504) 436-5664

  AVONDALE ANNOUNCES TENDER OFFER TO PURCHASE UP TO 1.25 MILLION SHARES OF ITS COMMON STOCK

  NEW ORLEANS, La. (May 6, 1998) Avondale Industries, Inc. (Nasdaq/NM: AVDL) today announced that its Board of Directors has authorized a "Dutch auction" cash tender offer to repurchase up to 1.25 million shares or 8.6% of the approximately 14.5 million shares of the Company's common stock currently outstanding.

  Albert L. Bossier, Jr., Chairman of the Board and Chief Executive Officer, said, "We are pleased with the Board's decision to use a portion of the Company's capital to repurchase our shares. We believe that investing in the Company's shares under current market conditions represents an attractive use of the Company's funds. Avondale's strong financial position should allow us to implement this program while supporting future programs and making the capital investments necessary to continue improving productivity."

  Thomas M. Kitchen, Corporate Vice President and Chief Financial Officer added, "This share repurchase program demonstrates our continued commitment to increasing shareholder value and our continued confidence in the underlying strength of the Company. Avondale ended the first quarter of 1998 in a strong financial position with approximately $100 million in cash and cash equivalents and $53 million available through its revolving credit facility. In addition, with a contract backlog of $3.25 billion including unexercised options and a relatively low debt-to-capital ratio of 20%, the Company is well positioned to continue the positive momentum created over the last several years."

  Under the terms of the offer, each Avondale shareholder will be invited to tender shares at prices specified by the shareholder not in excess of $29.00 nor less than $26.50. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will select the lowest single purchase price per share, not in excess of $29.00 nor less than $26.50, that will enable it to purchase 1.25 million shares, or such fewer number of shares as are validly tendered. All shareholders who have properly tendered and not withdrawn shares at or below the selected purchase price will receive such price per share, net to the seller in cash, subject to the terms of the offer, including the proration provisions described in the Offer to Purchase.

  The offer, proration period and withdrawal rights will expire at Midnight, Eastern Standard Time, on June 3, 1998, unless the offer is extended. The offer will be made only by the Offer to Purchase and the related Letter of Transmittal, copies of which have been mailed to the Company's shareholders. The dealer manager for the offer is Salomon Smith Barney and the information agent is Georgeson & Company Inc.

  Avondale Industries, Inc., headquartered in metro New Orleans designs, builds and overhauls both military and commercial vessels.

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